Exhibit 12.1

TRANSDIGM GROUP INCORPORATED
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Amounts in Thousands)

	Fiscal Year Ended September 30,
	2017	2016	2015	2014	2013

Earnings:
Total earnings from continuing operations	$628,541	$586,414	$447,200	$306,910	$302,789
Income tax provision	208,889	181,702	189,600	141,600	145,700
Pre Tax Earnings	837,430	768,116	636,800	448,510	448,489
Fixed charges:
Interest charges	602,589	483,850	418,785	347,688	270,685
Interest factor of operating rents	6,255	6,039	4,631	3,979	3,026
Total fixed charges	608,844	489,889	423,416	351,667	273,711
Earnings as adjusted	$1,446,274	$1,258,005	$1,060,216	$800,177	$722,200
Ratio of earnings to fixed charges(1)	2.4	2.6	2.5	2.3	2.6

(1)
For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings before income taxes plus fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and the portion (approximately 33%) of rental expense that management believes is representative of the interest component of rental expense.